Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, GA 30041

October 20, 2005

Mail Stop 3561

Securities and Exchange Commission
100 F St. NE
Station Plaza
Washington, DC 20549-3561
Fax: 202-942-9648

Attn:	Scott Anderegg, Staff Attorney
David Mittelman, Legal Branch Chief
H.Christopher Owings, Asst. Director

Re:	Planetlink Communications, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 19, 2005
File No. 0-31763

Gentlemen:

This letter is to represent to you on behalf of Planetlink Communications, Inc. the Registrant, that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This is to further represent to you that no proxies or proxy materials were sent to our stockholders with the 14a-12 notice which was filed with the Commission on October 18, 2005.

Very truly yours,

Mary Hitt, Comptroller and Director